Brookfield Oaktree Wealth Solutions LLC

(A wholly owned subsidiary of Brookfield US Inc.)
Statements of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021

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	SEC FILE NUMER
	8- 70722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___02/04/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Brookfield Oaktree Wealth Solutions LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___225 Liberty Street, 43rd Floor___
(No. and Street)

___New York___	___NY___	___10281___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Michael Stupay___	___(212) 897-1692___	___mstupay@integrated.solutions___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Deloitte & Touche LLP___
(Name – if individual, state last, first, and middle name)

___30 Rockefeller Plaza___	___New York___	___NY___	___10112___
(Address)	(City)	(State)	(Zip Code)

___10/20/2003___		___34___	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





AFFIRMATION

I, David Levi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Brookfield Oaktree Wealth Solutions LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Subscribed & Sworn to before me on this 17th day of March, 2022

Notary Public

WINNIE SOKOLOFF
Notary Public - State of New York
NO. 01SO6322057
Qualified in Nassau County
My Commission Expires Mar 30, 2023

Certificate Filed in New York County

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza,
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Brookfield Oaktree Wealth Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Oaktree Wealth Solutions LLC., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 24, 2022

We have served as the Company's auditor since 2021.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 17,232,781
Due from affiliates	27,686,006
Other assets	246,875
Total assets	$ 45,165,662

Liabilities and Member's Equity

Liabilities

Compensation payable	$ 13,428,824
Due to affiliates	1,099,218
Accounts payable and accrued expenses	1,049,844
Total liabilities	15,577,886
Member's equity	29,587,776
Total liabilities and member's equity	$ 45,165,662

The accompanying notes are an integral part of this financial statement.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2021

1. **Organization and Nature of Business**

    Brookfield Oaktree Wealth Solutions LLC (the "Company") is limited liability company formed under the laws of the state of Delaware on February 4, 2021. The Company is a wholly owned subsidiary of Brookfield US Inc. (the "Parent" or "BUSI"). On September 23, 2021, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Parent is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

    The Company primarily distributes and wholesales investment funds that are managed by BAM and Oaktree Capital Management LP ("Oaktree").

    The Company also serves as the dealer manager for Brookfield Real Estate Income Trust, Inc. ("BREIT"), a U.S. Securities and Exchange registered real estate investment trust, with an offering of up to $7.5 billion in shares of common stock.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Translation of Foreign Currencies
    Monetary assets and liabilities denominated in foreign currencies are translated at December 31, 2021 rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

    Revenue Recognition:

    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Service fee revenue
The Company has agreements with affiliated entities, under which revenue earned for fundraising activities is limited to expenses incurred by the Company. This revenue is received from BUSI and Oaktree.

Service fee revenue is comprised of reimbursable expenses incurred by the Company during the fulfillment of services, including but not limited to compensation and benefits, and general and administrative expenses. In this arrangement, the Company is primarily responsible for fulfilling the services, has discretion in setting the price and is therefore acting as a principal for accounting purposes. As a result, the expense and related reimbursement associated with those services is presented on a gross basis. Costs incurred are classified as Expenses and reimbursements of such costs are recognized and classified as Service fees - affiliates on the Statement of Operations. The reimbursements of such costs are paid in arrears.

Fund service fees and commissions:
Acting as the dealer manager for BREIT, the Company is entitled to receive commissions based on the transaction price of each applicable class of shares sold in the Offering and based on rates outlined in the offering. The Company recognizes commissions ("Commissions") upon the issuance of BREIT shares on the trade date. Commissions earned are typically collected on a monthly basis, such revenues are treated as Commission income on the Statement of Operations.

In accordance with its role as the dealer manager, the Company is also entitled to receive a shareholder servicing fee based on the aggregate net asset value ("NAV") of certain of BREIT's outstanding share classes, including certain feeder fund share classes. There is no shareholder servicing fee with respect to Class I shares. The shareholder service fees are accrued during the period in which they are earned.

The shareholder service fees are variable consideration to be received in the future. This variable consideration is fully constrained due to the fact that the consideration is dependent upon the future value of the shares and the length of time an investor retains the shares, both of which are outside of the Company's control. Therefore, the revenue related to the shareholder service fees is recognized when the Company can determine the fees on a monthly basis. These fees are recorded as Fund services fees - affiliate in the Statement of Operations.

The Company has entered into agreements with the selected dealers distributing BREIT's shares in the Offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and all or a portion of the shareholder service fees received by the Company to such selected dealers. Such re-allowance is recognized in the Commission income - affiliates line item on the Statement of Operations.

Service fee revenue and service fee expense are recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2021 and for the period then ended the Company did not provide or experience any credit losses.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2017.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2021

2.   **Summary of Significant Accounting Policies (continued)**

Stock Compensation
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards. The expense for these share-based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period.

3.   **Transactions with related parties**

The Company maintains administrative services agreements with affiliates. Costs shared between affiliates are allocated based on factors specific to the respective services agreement.

The following is a summary, at December 31, 2021, of balances owed to or from related parties:

Due from affiliates

Due from Brookfield US Inc.	$ 24,703,623
Due from Oaktree Capital Management LLC	2,802,000
Other	180,383
	$ 27,686,006

Due to affiliates

	Included in		
	Compensation Payable	Due to Affiliates	Total
Due to Brookfield Public Securities Group LLC	$ 3,068,578	$ -	$ 3,068,578
Due to Brookfield Singapore PTE. LTD.	980,153	353,380	1,333,533
Due to Brookfield Private Capital (UK) Limited	118,277	357,261	475,538
Due to Brookfield Japan K.K.	198,400	157,146	355,546
Other	249,588	231,431	481,019
	$ 4,614,996	$ 1,099,218	$ 5,714,214

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Employee deferred compensation awards**

Cash-settled deferred compensation
Prior to the commencement of operations of the Company, deferred compensation awards were granted to select executives and senior employees (the "grantee") by a former employer, Brookfield Public Securities Group LLC ("PSG"), an affiliate of the Company. The obligations associated with these awards transferred to the Company upon employee transition. The total obligation transferred at the commencement of operations was $877,323.

Brookfield Oaktree Wealth Solutions LLC
(A wholly owned subsidiary of Brookfield US Inc.)

Notes to Statement of Financial Condition
December 31, 2021

4. **Employee deferred compensation awards (continued)**

The value of each award is tied to a Reference Investment, the hypothetical performance of an investment in a specific security or fund. The awards vest over periods of up to five years and are payable to the grantee in cash or shares of the Reference Investment, at the discretion of the Company, in accordance with the terms of the specific award agreements.

At any time, the value of the liability for an award corresponds to the vested portion of the fair market value of the corresponding Reference Investment. At each reporting date, the Company marks to market a liability in respect of the vested portion of the awards. The total deferred compensation liability related to PSG awards at December 31, 2021 was $1,571,573.

Equity-settled share-based restricted stock plan – BAM
The Restricted Stock Plan awards executives with BAM Class A shares purchased on the open market ("Restricted Shares"). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

Prior to the commencement of operations of the Company, Restricted Shares were awarded by former employers. The obligations associated with these awards commenced for the Company upon employment for applicable employees.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2021, the Company had net capital of approximately $12,521,000 which exceeded the required net capital by approximately $11,932,000. The ratio of aggregate indebtedness to net capital, at December 31, 2021 was .38 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Financial risk management**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

7.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.

****